Scott D. Fisher
212 378 7507
sfisher@steptoe.com



1114 Avenue of the Americas
New York, NY 10036
212 506 3900 main
www.steptoe.com

September 1, 2021

<u>Via Kiteworks</u>

Ms. Jeanette Marshall
U.S. Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:     Long-Term Stock Exchange, Inc. – Amendment No. 16 to Form 1 Application for
        Registration as a National Securities Exchange Pursuant to Section 6 of the Securities
        Exchange Act of 1934

Dear Ms. Marshall:

On behalf of Long-Term Stock Exchange, Inc. ("LTSE"), enclosed please find Amendment No.
16 to LTSE's Form 1 Application. Please note that this Amendment reflects the updates to the
Form 1 Exhibits listed below.

| | |
|---|---|
| **Exhibit D** | Narrative Response |
| Addendum D-1 | LTSE Group, Inc. Reissued Unaudited Financial Statements for Fiscal Year 2020 |
| Addendum D-2 | LTSE Services, Inc. Reissued Unaudited Financial Statements for Fiscal Year 2020 |
| **Exhibit I** | Narrative Response |
| Addendum I-1 | LTSE Reissued Audited Financial Statements for Fiscal Year 2020 |

This Amendment is being submitted pursuant to the Division of Trading and Markets Staff
Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19
Concerns (June 18, 2020) permitting filings to be made without a notarization. Notification has
been made to the Division staff in writing that notarization could not be obtained due to

Steptoe

difficulties arising from COVID-19 and, therefore, LTSE is making the filing without a notarization.

Please feel free to contact me at 212-378-7507. Thank you.

Regards,

Scott D. Fisher

Enclosures

cc:     Mr. Gary Goldsholle, Long-Term Stock Exchange, Inc.

| Form 1<br>Page 1<br>Execution<br>Page | UNITED STATES SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br>APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,<br>REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION<br>FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | Date filed<br>(MM/DD/YY):<br>**09/01/21** | OFFICIAL<br>USE<br>ONLY |
|---|---|---|---|

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION         ☑ AMENDMENT

1.  State the name of the applicant:  Long-Term Stock Exchange, Inc.

2.  Provide the applicant's primary street address (Do not use a P.O. Box):

    101 Greenwich St, STE 11A, New York, NY 10006

    21009108

3.  Provide the applicant's mailing address (if different):

4.  Provide the applicant's business telephone and facsimile number:

    646-956-5874                                       N/A

    (Telephone)                                       (Facsimile)

5.  Provide the name, title, and telephone number of a contact employee:

    Gary Goldsholle       Executive Vice President & Chief Regulatory Officer & General Counsel       202-580-5752

    (Name)                        (Title)                        (Telephone Number)

6.  Provide the name and address of counsel for the applicant:

    Scott D. Fisher, Steptoe & Johnson LLP

    1114 Avenue of the Americas

    New York, NY 10036

7.  Provide the date applicant's fiscal year ends:  12/31

8.  Indicate legal status of applicant:  ☑ Corporation    ☐ Sole Proprietorship    ☐ Partnership
    ☐ Limited Liability Company    ☐ Other (specify):

    If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

    (a) Date (MM/DD/YY): 07/26/17          (b) State/Country of formation: DE / USA

    (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 09/01/21                                       Long-Term Stock Exchange, Inc.
      (MM/DD/YY)                                       (Name of applicant)

By: /s Gary Goldsholle                    Gary Goldsholle, Executive Vice President & Chief Regulatory Officer & General Counsel
      (Signature)                                       (Printed Name and Title)

Subscribed and sworn before me this _____ day of _____, _____ by _____
                                       (Month)       (Year)              (Notary Public)

My Commission expires _____ County of _____ State of _____

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Signed without notarization pursuant to Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns (June 18, 2020)

4

Form 1

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0017 |
| Expires: | June 30, 2022 |
| Estimated average burden hours per response......30.00 | |

APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

**FORM 1 INSTRUCTIONS**

A. GENERAL INSTRUCTIONS

1. Form 1 is the application for registration as a national securities exchange or an exchange exempt from registration pursuant to Section 5 of the Securities Exchange Act of 1934 ("Exchange Act").

2. UPDATING - A registered exchange or exchange exempt from registration pursuant to Section 5 of the Exchange Act must file amendments to Form 1 in accordance with Exchange Act Rule 6a-2.

3. CONTACT EMPLOYEE - The individual listed on the Execution Page (Page 1) of Form 1 as the contact employee must be authorized to receive all contact information, communications, and mailings, and is responsible for disseminating such information within the applicant's organization.

4. FORMAT
   - Attach an Execution Page (Page 1) with original manual signatures.
   - Please type all information.
   - Use only the current version of Form 1 or a reproduction.

5. If the information called for by any Exhibit is available in printed form, the printed material may be filed, provided it does not exceed 8 1/2 X 11 inches in size.

6. If any Exhibit required is inapplicable, a statement to that effect shall be furnished in lieu of such Exhibit.

7. An exchange that is filing Form 1 as an application may not satisfy the requirements to provide certain information by means of an Internet web page. All materials must be filed with the Commission in paper.

8. WHERE TO FILE AND NUMBER OF COPIES - Submit one original and two copies of Form 1 to: SEC, Division of Market Regulation, Office of Market Supervision, 450 Fifth Street, N.W., Washington, DC 20549.

9. PAPERWORK REDUCTION ACT DISCLOSURE
   - Form 1 requires an exchange seeking to register as a national securities exchange or seeking an exemption from registration as a national securities exchange pursuant to Section 5 of the Exchange Act to provide the Securities and Exchange Commission ("SEC" or "Commission") with certain information regarding the operation of the exchange. Form 1 also requires national securities exchanges or exchanges exempt from registration based on limited volume to update certain information on a periodic basis.

   - An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 3(a)(1), 5, 6(a) and 23(a) authorize the Commission to collect information on this Form 1 from exchanges. See 15 U.S.C. §§78c(a)(1), 78e, 78f(a) and 78w(a).

   - Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on the facing page of Form 1 and any suggestions for reducing this burden.

   - Form 1 is designed to enable the Commission to determine whether an exchange applying for registration is in compliance with the provisions of Sections 6 and 19 of the Exchange Act. Form 1 is also designed to enable the Commission to determine whether a national securities exchange or exchange exempt from registration based on limited volume is operating in compliance with the Exchange Act.

   - It is estimated that an exchange will spend approximately 47 hours completing the initial application on Form 1 pursuant to Rule 6a-1. It is also estimated that each exchange will spend approximately 25 hours to prepare each amendment to Form 1 pursuant to Rule 6a-2.

   - It is mandatory that an exchange seeking to operate as a national securities exchange or as an exchange exempt from registration based on limited volume file Form 1 with the Commission. It is also mandatory that national securities exchanges or exchanges exempt from registration based on limited volume file amendments to Form 1 under Rule 6a-2.

   - No assurance of confidentiality is given by the Commission with respect to the responses made in Form 1. The public has access to the information contained in Form 1.

   - This collection of information has been reviewed by the Office of Management and Budget ("OMB") in accordance with the clearance requirements of 44 U.S.C. §3507. The applicable Privacy Act system of records is SEC-2 and the routine uses of the records are set forth at 40 FR 39255 (August 27, 1975) and 41 FR 5318 (February 5, 1976).

**B. EXPLANATION OF TERMS**

APPLICANT - The entity or organization filing an application for registration or an exemption for registration, or amending any such application on this Form 1.

AFFILIATE - Any person that, directly or indirectly, controls, is under common control with, or is controlled by, the national securities exchange or exchange exempt from registration based on the limited volume of transactions effected on such exchange, including any employees.

CONTROL - The power, directly or indirectly, to direct the management or policies of a company whether through ownership of securities, by contract, or otherwise. Any person that (i) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (ii) directly or indirectly has the right to vote 25% or more of a class of voting securities or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (iii) in the case of a partnership, has the right to receive, upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that entity.

DIRECT OWNERS - Any person that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of a voting security of the applicant.  For purposes of this Form 1, a person beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, sharing the same residence; or (ii) that he/she has  the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security.

MEMBER - Shall have the same meaning as under Exchange Act Section 3(a)(3).

NATIONAL SECURITIES EXCHANGE - Shall mean any exchange registered pursuant to Section 6 of the Exchange Act.

PERSON ASSOCIATED WITH A MEMBER - Shall have the same meaning as under Section 3(a)(21) of the Exchange Act.

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

**EXHIBITS**

File all Exhibits with an application for registration as a national securities exchange or exemption from registration pursuant to Section 5 of the Exchange Act and Rule 6a-1, or with amendments to such applications pursuant to Rule 6a-2. For each exhibit, include the name of the applicant, the date upon which the exhibit was filed and the date as of which the information is accurate (if different from the date of the filing). If any Exhibit required is inapplicable a statement to that effect shall be furnished in lieu of such Exhibit.

Exhibit A    A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit B    A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit C    For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1.  Name and address of organization.

2.  Form of organization (e.g., association, corporation, partnership, etc.).

3.  Name of state and statute citation under which organized. Date of incorporation in present form.

4.  Brief description of nature and extent of affiliation.

5.  Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6.  A copy of the constitution.

7.  A copy of the articles of incorporation or association including all amendments.

8.  A copy of existing by-laws or corresponding rules or instruments.

9.  The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit D    For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

| Form 1
Page 3 | UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,
REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION
FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | OFFICIAL
USE | OFFICIAL
USE
ONLY |

**EXHIBITS**

**Exhibit E**

Describe the manner of operation of the System.  This description should include the following:

1. The means of access to the System.

2. Procedures governing entry and display of quotations and orders in the System.

3. Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.

4. Proposed fees.

5. Procedures for ensuring compliance with System usage guidelines.

6. The hours of operation of the System, and the date on which applicant intends to commence operation of the System.

7. Attach a copy of the users' manual.

8. If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.

**Exhibit F**

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.

2. Application for approval as a person associated with a member , participant, or subscriber of the entity.

3. Any other similar materials.

**Exhibit G**

A complete set of all forms of financial statements, reports, or questionnaires required of members, participants, subscribers, or any other users relating to financial responsibility or minimum capital requirements for such members, participants, or any other users.Provide a table of contents listing the forms included in this Exhibit G.

**Exhibit H**

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees.  If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange.  Provide a table of contents listing the forms included in this Exhibit H.

**Exhibit I**

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant.If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

**Exhibit J**

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positionsduring the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

**Exhibit K**   This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange.  If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant.  If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital.  For each of the persons listed in the Exhibit K, please provide the following:

1.   Full legal name;

2.   Title or Status;

3.   Date title or status was acquired;

4.   Approximate ownership interest; and

5.   Whether the person has control, a term that is defined in the instructions to this Form.

**Exhibit L**   Describe the exchange's criteria for membership in the exchange. Describe conditions under which members may be subject to suspension or termination with regard to access to the exchange. Describe any procedures that will be involved in the suspension or termination of a member.

**Exhibit M**   Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1.   Name;

2.   Date of election to membership or acceptance as a participant, subscriber or other user;

3.   Principal business address and telephone number;

4.   If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);

5.   Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and

6.   The class of membership, participation or subscription or other access.

**Exhibit N**   Provide a schedule for each of the following:

1.   The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;

2.   The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;

3.   The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and

4.   Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

**Long-Term Stock Exchange, Inc.**
**Date of filing: September 1, 2021**
**Date as of which the information is accurate: September 1, 2021**


## <u>Exhibit D</u>

**For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.**

Attached are the reissued unaudited financial statements of LTSE Group, Inc. and LTSE Services, Inc. for the fiscal year ending 12/31/2020.

## <u>Addendum</u>

Addendum D-1

Reissued Unaudited Financial Statements of LTSE Group, Inc.

for the fiscal year ending 12/31/20

# LTSE Group, Inc.

Financial Statements (Unaudited) - REISSUED

December 31, 2020



# TABLE OF CONTENTS

LTSE Group, Inc.
Balance Sheet
(Unaudited)
December 31, 2020

ASSETS

| | | |
|---|---|---|
| Current assets | | |
| Cash and cash equivalents | $ | 213,607 |
| Prepaid and other current assets | | 128,738 |
| Due from related party | | 57,088 |
| Investments in subsidiaries | | 10 |
| Total current assets | | 399,443 |
| Non-current related party notes receivable | | 8,156,164 |
| | | |
| Total assets | $ | 8,555,607 |

LIABILITIES AND STOCKHOLDERS' DEFICIT

| | | |
|---|---|---|
| Accounts payable | $ | 3,315 |
| Total current liabilities | | 3,315 |
| | | |
| Non-current notes payable due to affiliate | | 8,727,137 |
| Total liabilities | | 8,730,452 |
| | | |
| Stockholders' deficit | | |
| Common Stock: $0.00001 par value: 70,982,487 shares issued and outstanding | | 710 |
| Additional paid-in capital | | 387,033 |
| Accumulated deficit | | (562,588) |
| Total stockholders' deficit | | (174,845) |
| | | |
| Total liabilities and stockholders' deficit | $ | 8,555,607 |

The accompanying notes are an integral part of these financial statements.

LTSE Group, Inc.
Statement of Operations
(Unaudited)
For the Year Ended December 31, 2020

| | | |
|---|---|---:|
| Revenue | $ | - |
| Operating expenses | | 377,205 |
| Loss from operations | | (377,205) |
| Other income (expense) | | |
|   Interest expense | | (153,164) |
|   Interest income | | 149,289 |
|     Total other income (expense), net | | (3,875) |
| Loss before provision for income taxes | | (381,080) |
| Provision for income taxes | | 1,350 |
| Net loss | $ | (382,430) |

# LTSE Group, Inc.
## Statement of Stockholders' Equity (Deficit)
## (Unaudited)
## For the Year Ended December 31, 2020

| | Common Stock | | Additional | Accumulated | |
| | Shares | Amount | Paid-In Capital | Deficit | Total |
|---|---|---|---|---|---|
| Balance, January 1, 2020 | 65,711,070 | $ 657 | $ 263,208 | $ (180,158) | $ 83,707 |
| Issuance of common stock | 5,271,417 | 53 | 121,612 | - | 121,665 |
| Stock-based compensation expense | - | - | 2,213 | - | 2,213 |
| Net loss | - | - | - | (382,430) | (382,430) |
| Balance, December 31, 2020 | 70,982,487 | $ 710 | $ 387,033 | $ (562,588) | $ (174,845) |

The accompanying notes are an integral part of these financial statements.

LTSE Group, Inc.
Statement of Cash Flows
(Unaudited)
For the Year Ended December 31, 2020

| | | |
|---|---|---:|
| **Cash flows from operating activities** | | |
| Net loss | $ | (382,430) |
| Adjustments to reconcile net loss to net cash provided by operating activities | | |
| Stock-based compensation expense | | (56,646) |
| Non-cash interest expense | | 170,039 |
| Changes in operating assets and liabilities | | |
| Prepaid expenses | | (49,538) |
| Due from related party | | (8,156,164) |
| Accounts payable | | 3,315 |
| Due to affiliate | | 8,500,000 |
| Net cash provided by operating activities | | 28,576 |
| | | |
| **Cash flows from financing activities** | | |
| Proceeds from issuance of common stock | | 123,878 |
| Net cash provided by financing activities | | 123,878 |
| | | |
| Net increase in cash and cash equivalents | | 152,454 |
| | | |
| Cash and cash equivalents, beginning of year | | 61,153 |
| | | |
| Cash and cash equivalents, end of year | $ | 213,607 |
| | | |
| **Supplemental disclosure of cash flow information** | | |
| | | |
| Cash paid during the year for taxes | $ | 1,350 |

The accompanying notes are an integral part of these financial statements.

4

Addendum D-2

Reissued Unaudited Financial Statements of LTSE Services, Inc.

for the fiscal year ending 12/31/20

**LTSE Services, Inc.**

Financial Statements (Unaudited) - REISSUED

December 31, 2020



# TABLE OF CONTENTS

LTSE Services, Inc.
Balance Sheet
(Unaudited)
December 31, 2020

ASSETS

| | | |
|---|---|---:|
| **Current assets** | | |
| Cash | $ | 48,874,693 |
| Restricted cash | | 448,953 |
| Employee and other notes receivable | | 98,816 |
| Due from affiliate | | 731,188 |
| Total current assets | | 50,153,650 |
| | | |
| **Other assets** | | |
| Notes receivable from affiliate | | 8,727,137 |
| Intangibles | | 24,400 |
| Total other assets | | 8,751,537 |
| | | |
| Total assets | $ | 58,905,187 |

The accompanying notes are an integral part of these financial statements.

LTSE Services, Inc.
Balance Sheet
(Unaudited)
December 31, 2020

LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---:|
| Current liabilities | | |
| Accounts payable | $ | 310,027 |
| Accrued expenses | | 143,701 |
| Total current liabilities | | 453,728 |
| | | |
| Stockholders' equity | | |
| Common stock; $0.001 par value; 70,635,029 shares authorized: | | |
| Class A common stock; $0.0001 par value; 14,937,500 shares designated, and 11,337,500 shares issued and outstanding at December 31, 2020 | | 1,134 |
| Class B common stock; $0.0001 par value; 55,697,529 shares designated, and 1,830,368 shares issued and outstanding at December 31, 2020 | | 184 |
| Preferred stock; $0.001 par value; 28,583,611 shares authorized: | | |
| Founders convertible preferred stock; $0.0001 par value; 3,600,000 shares designated, issued, and outstanding at December 31, 2020 | | 360 |
| Series A-1 convertible preferred stock; $0.0001 par value; 1,292,445 shares designated, issued, and outstanding at December 31, 2020 | | 129 |
| Series A-2 convertible preferred stock; $0.0001 par value; 1,317,564 shares designated, issued, and outstanding at December 31, 2020 | | 132 |
| Series A-3 convertible preferred stock; $0.0001 par value; 3,003,032 shares designated, issued, and outstanding at December 31, 2020 | | 300 |
| Series A-4 convertible preferred stock; $0.0001 par value; 575,902 shares designated, issued, and outstanding at December 31, 2020 | | 58 |
| Series A-5 convertible preferred stock; $0.0001 par value; 273,666 shares designated, issued, and outstanding at December 31, 2020 | | 27 |
| Series A-6 convertible preferred stock; $0.0001 par value; 3,638,729 shares designated, issued, and outstanding at December 31, 2020 | | 364 |
| Series A-7 convertible preferred stock; $0.0001 par value; 14,949,744 shares designated, issued, and outstanding at December 31, 2020 | | 1,496 |
| Series B convertible preferred stock; $0.0001 par value; 34,150,261 shares designated at December 31, 2020; 24,275,506 shares issued and outstanding at December 31, 2020 | | 2,428 |
| Additional paid-in capital | | 89,103,374 |
| Accumulated deficit | | (30,658,527) |
| Total stockholders' equity | | 58,451,459 |
| | | |
| Total liabilities and stockholders' equity | $ | 58,905,187 |

The accompanying notes are an integral part of these financial statements.

LTSE Services, Inc.
Statement of Operations
(Unaudited)
For the Year Ended December 31, 2020

| | | |
|---|---|---:|
| Revenue | $ | 528,993 |
| | | |
| Operating expenses | | |
| General and administrative | | 4,208,974 |
| Legal and regulatory | | 863,143 |
| Payroll | | 5,326,253 |
| Research and development | | 1,230,560 |
| Total operating expenses | | 11,628,930 |
| | | |
| Loss from operations | | (11,099,937) |
| | | |
| Other income | | |
| Interest income | | 555,642 |
| Total other income | | 555,642 |
| | | |
| Loss before provision for income taxes | | (10,544,295) |
| | | |
| Provision for income taxes | | 52,428 |
| | | |
| Net loss | $ | (10,596,723) |

The accompanying notes are an integral part of these financial statements.

3

# LTSE Services, Inc.
## Statement of Stockholders' Equity
### (Unaudited)
### For the Year Ended December 31, 2020

| | Class A Common Stock | | Class B Common Stock | | Founders Convertible Preferred Stock | | Series A Convertible Preferred Stock | | Series B Convertible Preferred Stock | | Additional Paid-In Capital | Accumulated Deficit | Treasury Stock | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Shares | Amount | Shares | Amount | Shares | Amount | | | | |
| Balance, January 1, 2020 | 11,337,500 | $ 1,134 | 913,193 | $ 92 | 3,600,000 | $ 360 | 24,983,581 | $ 2,499 | 24,275,506 | $ 2,428 | $ 88,758,828 | $ (20,061,804) | $ - | $ 68,703,537 |
| Balance, January 1, 2020 | 11,337,500 | $ 1,134 | 913,193 | $ 92 | 3,600,000 | $ 360 | 24,983,581 | $ 2,499 | 24,275,506 | $ 2,428 | $ 88,758,828 | $ (20,061,804) | $ - | $ 68,703,537 |
| Additional issuance costs for Series B Convertible Preferred Stock | - | - | - | - | - | - | - | - | - | - | (81,890) | - | - | (81,890) |
| Class B Common Stock issued on exercise of warrant | - | - | 917,175 | 92 | - | - | - | - | - | - | 9,080 | - | - | 9,172 |
| Issuance of Series A-7 Convertible Preferred Stock | - | - | - | - | - | - | 67,471 | 7 | - | - | 66,620 | - | - | 66,627 |
| Recovery of costs related to Flex-B Convertible Preferred Stock | - | - | - | - | - | - | - | - | - | - | 315,060 | - | - | 315,060 |
| Stock-based compensation expense | - | - | - | - | - | - | - | - | - | - | 35,676 | - | - | 35,676 |
| Net loss | - | - | - | - | - | - | - | - | - | - | - | (10,596,723) | - | (10,596,723) |
| Balance, December 31, 2020 | 11,337,500 | $ 1,134 | 1,830,368 | $ 184 | 3,600,000 | $ 360 | 25,051,052 | $ 2,506 | 24,275,506 | $ 2,428 | $ 89,103,374 | $ (30,658,527) | $ - | $ 58,451,459 |

The accompanying notes are an integral part of these financial statements.

LTSE Services, Inc.
Statement of Cash Flows
(Unaudited)
For the Year Ended December 31, 2020

| | |
|---|---:|
| Cash flows from operating activities | |
| Net loss | $ (10,596,723) |
| Adjustments to reconcile net loss to net cash used in operating activities | |
| Stock-based compensation | 35,676 |
| Changes in operating assets and liabilities | |
| Employee and other notes receivable | 101,734 |
| Due from affiliate | (740,736) |
| Note receivable from affiliate | (4,802,453) |
| Other assets | 69,523 |
| Accounts payable | 189,943 |
| Accrued expenses | 26,599 |
| Net cash used in operating activities | (15,716,437) |
| | |
| Cash flows from investing activities | |
| Purchase of intangibles | (24,400) |
| Net cash used in investing activities | (24,400) |
| | |
| Cash flows from financing activities | |
| Proceeds from issuance of common stock | 9,172 |
| Proceeds from issuance of Series A-7 Convertible Preferred Stock | 66,627 |
| Recovery of costs related to Flex-B agreements | 315,060 |
| Additional issuance costs for Series B Convertible Preferred Stock | (81,890) |
| Net cash provided by financing activities | 308,969 |
| | |
| Net decrease in cash and cash equivalents | (15,431,868) |
| | |
| Cash and cash equivalents, beginning of year | 64,306,561 |
| | |
| Cash and cash equivalents, end of year | $ 48,874,693 |
| | |
| Supplemental disclosure of cash flow information | |
| Cash paid during the year for taxes | $ 52,428 |

The accompanying notes are an integral part of these financial statements.

**Long-Term Stock Exchange, Inc.**
**Date of filing: September 1, 2021**
**Date as of which the information is accurate: September 1, 2021**

## Exhibit I

**For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.**

Attached are the reissued audited financial statements of Long-Term Stock Exchange, Inc. for the fiscal year ending 12/31/2020. Long-Term Stock Exchange, Inc. has no consolidated subsidiaries.

### Addendum

Addendum I-1

Reissued Audited Financial Statements of Long-Term Stock Exchange, Inc.

for the fiscal year ending 12/31/20

**Long-Term Stock Exchange, Inc.**

Financial Statements - REISSUED

December 31, 2020



TABLE OF CONTENTS



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Long-Term Stock Exchange, Inc.
New York, New York

We have audited the accompanying financial statements of Long-Term Stock Exchange, Inc. (a Delaware corporation) (the "Company"), which comprise the balance sheet as of December 31, 2020, and the related statements of operations, stockholders' deficit, and cash flows for the year then ended, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Long-Term Stock Exchange, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

*Armanino LLP*

Armanino<sup>LLP</sup>
San Jose, California

August 27, 2021



Long-Term Stock Exchange, Inc.
Balance Sheet
December 31, 2020

ASSETS

| | | |
|---|---|---:|
| Current assets | | |
| Cash | $ | 964,304 |
| Accounts receivable | | 33,569 |
| Property and equipment, net | | 454,819 |
| | | |
| Total assets | $ | 1,452,692 |

LIABILITIES AND STOCKHOLDERS' DEFICIT

| | | |
|---|---|---:|
| Current liabilities | | |
| Accounts payable | $ | 304,885 |
| Due to affiliate | | 731,188 |
| Deferred revenue | | 300,000 |
| Accrued expenses | | 83,848 |
| Due to parent | | 2,655 |
| Total current liabilities | | 1,422,576 |
| | | |
| Long-term liabilities | | |
| Non-current notes payable due to parent | | 8,156,164 |
| Total long-term liabilities | | 8,156,164 |
| Total liabilities | | 9,578,740 |
| | | |
| Stockholders' deficit | | |
| Class A common stock; $0.01 par value; 1,000 shares  issued and outstanding at December 31, 2020 | | 10 |
| Accumulated deficit | | (8,126,058) |
| Total stockholders' deficit | | (8,126,048) |
| | | |
| Total liabilities and stockholders' deficit | $ | 1,452,692 |

The accompanying notes are an integral part of these financial statements.

Long-Term Stock Exchange, Inc.
Statement of Operations
For the Year Ended December 31, 2020

| | | |
|---|---|---:|
| Revenues | | |
| Market Data Fees | $ | 55,816 |
| Regulatory Fees | | 33,889 |
| Total revenues | | 89,705 |
| | | |
| Cost of revenues | | |
| Regulatory Fees | | 33,889 |
| Total cost of revenues | | 33,889 |
| | | |
| Gross profit | | 55,816 |
| | | |
| Operating expenses | | |
| Legal and regulatory | $ | 2,050,033 |
| Payroll | | 2,097,235 |
| General and administration | | 1,278,955 |
| Total operating expenses | | 5,426,223 |
| | | |
| Loss from operations | | (5,370,407) |
| | | |
| Other expense | | |
| Interest expense | | (149,289) |
| Impairment | | (192,974) |
| Total other expense | | (342,263) |
| | | |
| Loss before provision for income taxes | | (5,712,670) |
| | | |
| Provision for income taxes | | 532 |
| | | |
| Net loss | $ | (5,713,202) |

Long-Term Stock Exchange, Inc.
Statement of Stockholders' Deficit
For the Year Ended December 31, 2020

|  | Common Stock | | Additional Paid-In Capital | Accumulated Deficit | Total |
|---|---|---|---|---|---|
|  | Shares | Amount |  |  |  |
| Balance, January 1, 2020 | 1,000 | $ 10 | $ - | $ (2,412,856) | $ (2,412,846) |
| Net loss | - | - | - | (5,713,202) | (5,713,202) |
| Balance, December 31, 2020 | 1,000 | $ 10 | $ - | $ (8,126,058) | $ (8,126,048) |

The accompanying notes are an integral part of these financial statements.

4

Long-Term Stock Exchange, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2020

| | | |
|---|---|---:|
| Cash flows from operating activities | | |
| Net loss | $ | (5,713,202) |
| Adjustments to reconcile net loss to net cash used in operating activities | | |
| Depreciation expense | | 227,412 |
| Changes in operating assets and liabilities | | |
| Accounts receivable | | (33,569) |
| Accounts payable | | (65,043) |
| Deferred revenue | | 300,000 |
| Accrued expenses | | 10,234 |
| Due to parent | | 574,965 |
| Due to affiliate | | 2,213 |
| Net cash used in operating activities | | (4,696,990) |
| | | |
| Cash flows from financing activities | | |
| Proceeds from note payable to parent company | | 3,990,000 |
| Net cash provided by financing activities | | 3,990,000 |
| | | |
| Net decrease in cash and cash equivalents | | (706,990) |
| | | |
| Cash and cash equivalents, beginning of year | | 1,671,294 |
| | | |
| Cash and cash equivalents, end of year | $ | 964,304 |

The accompanying notes are an integral part of these financial statements.

1.      NATURE OF OPERATIONS

Long-Term Stock Exchange, Inc. (the "Company") was incorporated in Delaware in 2017 and is a wholly-owned subsidiary of LTSE Group, Inc (the "Parent"). Both entities are affiliated with LTSE Services, Inc. (the "Affiliate"), which was formerly LTSE Holdings, Inc. On May 10, 2019, the Securities and Exchange Commission ("SEC") approved the Company's application to operate a new national securities exchange in the United States of America. The exchange commenced operations in the third quarter of 2020.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting based upon accounting principles generally accepted in the United States of America ("U.S. GAAP").

Liquidity

The Chairman of the Board of Directors of the Parent has communicated the Parent entity's willingness, ability, and intent to continue to fund the Company's operations through August 31, 2022, as needed.

Intercompany transactions

The Company has engaged in multiple transactions with both its Parent and Affiliate entities. The Company has determined these transactions were consummated at arm's-length and has properly disclosed transactions with both its Parent and Affiliate entities in these financial statements.

Use of estimates

The preparation of the Company's financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with original maturities of three months or less to be cash equivalents. As of December 31, 2020, cash and cash equivalents consist of cash deposited with a financial institution.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash and cash equivalents with one financial institution and such amounts exceed federally insured limits. At December 31, 2020, the Company had a cash balance of $964,304 with the financial institution. The Company has not experienced any losses on its cash and cash equivalents.

The Company is subject to risks common to companies in the financial services industry including, but not limited to, new technological innovations, and dependence on key personnel. There can be no assurance that the Company's products or services will be accepted in the marketplace.  Nor can there be any assurance that any future products or services can be developed or deployed at an acceptable cost and with appropriate performance characteristics, or that such products or services will be successfully marketed, if at all. These factors could have a materially adverse effect on the Company's future financial results, financial position and cash flows.

Accounts receivable

Accounts receivable represent market data fees and regulatory fees receivable from the U.S. Market Data Plans and member firms, respectively.   All accounts receivable were collected during 2021.

Property and equipment

Depreciation of property and equipment is computed using the straight-line method over the following estimated useful lives:

| | |
|---|---|
| Property and equipment | 5 years |
| Computer equipment | 3 years |

Revenue recognition

All revenue presented on the income statement is considered to be revenue from contracts with customers. The Company's significant revenue streams are described below.

Regulatory Fees - As of December 31, 2020 company recorded $33,889 of revenue from regulatory fees. Regulatory Transaction Fees represent Section 31 fees. Section 31 of the Securities Exchange Act of 1934 requires that the Exchange pay the SEC a semiannual fee based on the aggregate dollar amount of certain sales of securities executed on the Exchange. Pursuant to LTSE Rule 15.110, and consistent with industry practice, the Regulatory Transaction Fees are collected from members based on rates set by the SEC.   The Company records Regulatory Transaction Fees as revenues with a corresponding cost of revenue for Section 31 fees remitted to the SEC. As the Exchange is responsible for the ultimate payment to the SEC, it is considered the principal in these transactions and therefore regulatory fees are recorded gross.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Market Data - As of December 31, 2020 company recorded $55,816 of revenue from Market Data. Market Data revenue represents revenue received from the U.S. market data plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"). The U.S. market data plans oversee the collection, consolidation, and dissemination of real-time trade and quote information. Fees from the U.S. market data plans are collected by plan administrators monthly based on published fee schedules and distributed quarterly to the Plan Participants, principally the U.S. exchanges.

Deferred revenue represents annual membership fees charged to Exchange member firms. The Exchange charges a fee of $10,000 per year to each member of the Exchange. The annual membership fee is assessed on a calendar year basis, with the fee for the upcoming year due by December 31 of the prior year. Therefore, the $300,000 in annual membership fees assessed in 2020 are marked as deferred revenue as of December 31, 2020, to be recognized in 2021.

Stock-based compensation

The Company estimates the fair value of each employee stock option on the date of grant using the Black-Scholes-Merton option pricing model which is recorded as stock-based compensation over the requisite service period. The model requires management to make a number of assumptions including expected volatility, expected life, risk-free interest rate, and expected dividends.

Given the Company's limited history, the Company used comparable companies' calculated historical volatility to estimate the Company's expected volatility.

The expected life of the options is based on the average period the stock options are expected to remain outstanding based on the options' vesting terms and contractual terms.

The risk-free interest rate assumption is based on published interest rates for United States Treasury zero-coupon issues with a remaining term approximately equal to the expected life assumed at the date of grant appropriate for the terms of the Company's stock options granted.

The dividend yield assumption is based on the Company's history and expectation of no dividend payouts.

The Company accounts for forfeitures of granted stock options when they actually occur.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

<u>Income taxes</u>

The Company accounts for income taxes using the asset and liability method, whereby, deferred tax asset and liability account balances are determined based on temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. A valuation allowance is established when management estimates that it is more likely than not that deferred tax assets will not be realized. Realization of deferred tax assets is dependent upon future pretax earnings, the reversal of temporary differences between book and tax income, and the expected tax rates in future periods.

The Company is required to evaluate the tax positions taken in the course of preparing its tax returns to determine whether tax positions are more-likely-than-not to be sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount that is initially recognized.

<u>New accounting pronouncements</u>

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, Leases (Topic 842), which supersedes existing guidance for accounting for leases under Topic 840, Leases. The FASB also subsequently issued the following additional ASUs, which amend and clarify Topic 842:  ASU 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU 2018-10, Codification Improvements to Topic 842, Leases; ASU 2018-11, Leases (Topic 842): Targeted Improvements; ASU 2018-20, Narrow-scope Improvements for Lessors; and ASU 2019-01, Leases (Topic 842): Codification Improvements. The most significant change in the new leasing guidance is the requirement to recognize right-to-use (ROU) assets and lease liabilities for operating leases on the balance sheet. For private companies, the ASU is effective for fiscal years beginning after December 15, 2020. The Company does not anticipate the adoption of the new standard will have a material impact on its financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13" or "ASC 326"). ASU 2016-13 revises the accounting requirements related to the measurement of credit losses and requires organizations to measure all expected credit losses for financial assets based on historical experience, current conditions, and reasonable and supportable forecasts about collectability. Assets must be presented in the financial statements at the net amount expected to be collected. For private companies, the ASU is effective for fiscal years beginning after December 15, 2022. The Company does not anticipate the adoption of the new standard will have a material impact on its financial statements and related disclosures.

Long-Term Stock Exchange, Inc.
Notes to Financial Statements
December 31, 2020

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent events

Management of the Company has evaluated events and transactions subsequent to December 31, 2020, for potential recognition or disclosure in the financial statements. The Company did not have subsequent events that required recognition or disclosure in the financial statements for the year ended December 31, 2020. Subsequent events have been evaluated through the date the financial statements became available to be issued, August 27, 2021.

3.      NOTES RECEIVABLE

CAT NMS, LLC was formed in response to SEC Rule 613 which requires the Self-Regulatory Organizations ("SROs') to build a comprehensive database and audit trail of all order and trade data in equities and options activity in U.S. markets. During 2019, FINRA was designated as the new plan processor. In connection, a new entity, Consolidated Audit Trail LLC, was formed to continue the development of the database.

The Company provided non-interest-bearing notes receivable to the Consolidated Audit Trail LLC of $192,974 as of December 31, 2020. Due to the uncertainty concerning the ultimate repayment under the notes, the Company is treating the notes as impaired. The impairment of the notes is reflected as other expense in the accompanying statement of operations.

4.      PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

| | | |
|---|---|---:|
| Computer equipment | $ | 682,231 |
| Accumulated depreciation | | (227,412) |
| | $ | 454,819 |

Depreciation expense was $227,412 for the year ended December 31, 2020.

5.      ACCRUED EXPENSES

Accrued expenses consisted of the following:

| | | |
|---|---|---:|
| Accrued liabilities | $ | 49,959 |
| Accrued Section 31 fees | | 33,889 |
| | $ | 83,848 |

6.    PARENT AND AFFILIATE ACCRUALS

Accruals due to related parties consisted of the following:

|  |  |
|---|---|
| Current | |
| Due to parent | $ 2,655 |
| Due to affiliate | 731,188 |
| | 733,843 |
| | |
| Long-term | |
| Non-current notes payable due to parent | 8,156,164 |
| | 8,156,164 |
| | |
| | $ 8,890,007 |

The current amount due to Parent represents stock-based compensation recorded by the Company as of December 31, 2020 for options to purchase LTSE Group, Inc. common stock issued to employees of the Company under the Parent's equity incentive plan. As of December 31, 2020, total stock-based compensation expense recorded by the Company for options granted to employees by LTSE Group, Inc. was $2,655. The long-term amount due to Parent includes the notes payable and accrued interest on the notes payable due to Parent. As of December 31, 2020, total accrued interest on the notes payable due to Parent were $166,164. See Note 7 for more information regarding the notes payable due to Parent.

The amount due to Affiliate represents the following:

• Stock-based compensation recorded by the Company as of December 31, 2020 for options to purchase LTSE Services, Inc. common stock issued to employees of the Company under the Affiliate's equity incentive plan. As of December 31, 2020, total stock-based compensation expense recorded by the Company for options granted to employees by LTSE Services, Inc. was $89,313.

• Unpaid management fees for operational services rendered to the Company as of December 31, 2020. As of December 31, 2020, total accrued management fees were $641,875.

7.    NOTES PAYABLE

In May 2019, the Company's Parent, LTSE Group, Inc., entered into a promissory note agreement ("2019 Note Agreement") with LTSE Services, Inc., the Affiliate. Under the 2019 Note Agreement, the Company is allowed to draw up to $5 million in loan proceeds from LTSE Services, Inc. All draws bear interest at an annual rate of 3% and principal plus all unpaid and accrued interest is due at the earlier of (i) three years subsequent to the receipt of the requested funds, or (ii) the consummation of the Company's next sale of capital stock to investors. Company drew down $4,000,000 under the 2019 Note Agreement in 2019.

7.      NOTES PAYABLE (continued)

In July and December 2020, the Company's Parent entered into additional promissory note agreements (collectively, the "2020 Note Agreements") with the Affiliate of the Company. Under the 2020 Note Agreements, the Company is allowed to draw up to $2.5 million and $5 million, respectively, in loans from the Affiliate through the Parent.  All draws bear interest at an annual rate of 3%, and principal plus all unpaid and accrued interest is due at the earlier of (i) three years subsequent to the receipt of the requested funds, or (ii) the consummation of the Company's next sale of capital stock to investors.   Company drew down $3,990,000 under the 2020 Note Agreements during the period of July to December 2020. As of December 31, 2020, total accrued and unpaid interest was recorded as due to affiliate and amounted to $166,164 (Note 6).

As of December 31, 2020, all draws under the 2019 Note Agreement and the 2020 Note Agreements are due to be repaid between July and December 2023.

8.      STOCKHOLDER'S EQUITY

The Company is authorized to issue up to 1,000 shares of common stock. All outstanding common stock has been issued to the Parent entity.

9.      STOCK-BASED COMPENSATION

In 2016 and 2019, the Affiliate and Parent entities established the 2016 and 2019 Stock Plans, respectively, which provide for the grant of incentive stock options, non-statutory stock options, and restricted stock to employees of all affiliated entities. The Affiliate and Parent Boards of Directors respectively have the authority to approve the employees and non-employees to whom options are granted and determine the terms of each option, including (i) the number of shares of common stock subject to the option; (ii) when the option becomes exercisable; (iii) the option exercise price (which shall not be less than 100% of the fair market value of the common stock as of the date of the grant for incentive and non-statutory stock options or less than 110% of the fair value for stockholders owning greater than 10% of all classes of stock). Options are exercisable over periods not to exceed ten years (five years for incentive stock options granted to holders of 10% or more of all classes of stock) from the date of grant. Generally, options vest over a four to ten year period. Option activity noted below and the related expense was granted from the Affiliate and Parent entities to employees of the Company and the expense has been recorded within the accompanying statement of operations and as a payable due to both the Affiliate and Parent entities for the respective expense recognized each year (Note 6).

Employee stock-based compensation

There were no options exercised by employees of the Company during the year ended   December 31, 2020. Total stock-based compensation expense for the year ended December 31, 2020 was $37,889, and as of December 31, 2020, unamortized stock-based compensation totaled $799,302 with a weighted-average remaining life of 9.37 years.

9.      STOCK-BASED COMPENSATION (continued)

Employee stock-based compensation (continued)

The total fair value of stock options vested during the year ended December 31, 2020 was $38,050 and the weighted average fair value of stock options granted during 2020 was $0.13 per share.

The assumptions used under the Black-Scholes-Merton option pricing model and the weighted average calculated value of the options granted to employees of the Company are as follows:

| | |
|---|---|
| Dividend yield | 0% |
| Expected volatility | 30.08% |
| Expected term (in years) | 8.67 |
| Risk-free interest rate | 0.58% |

10.     INCOME TAX

The provision for income tax for the year ended December 31, 2020 consisted of the following:

| | |
|---|---|
| State | $          532 |

Significant components of the Company's deferred income tax assets and liabilities are as follows:

| | |
|---|---|
| Accruals and reserves | $        10,707 |
| Fixed assets | 19,314 |
| Net operating losses and credit carryovers | 802,838 |
| Organization and start-up costs | 886,491 |
| Total current | 1,719,350 |
| Valuation allowance | (1,719,350) |
| Total deferred tax assets | - |
| Total net deferred tax asset | $              - |

At December 31, 2020, the Company had net operating loss carry-forwards for federal and state income tax purposes of approximately $3,758,894 and $206,679, respectively, available to reduce future income subject to income taxes. The federal and state net operating loss carry-forwards will begin to expire in 2039.

10.    INCOME TAX (continued)

The Internal Revenue Code of 1986, as amended, imposes restrictions on the utilization of net operating losses in the event of an "ownership change" of a corporation. Accordingly, a company's ability to use net operating losses may be limited as prescribed under Internal Revenue Code Section 382 ("IRC Section 382"). Events which may cause limitations in the amount of the net operating losses that the Company may use in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. Utilization of the federal and state net operating losses may be subject to substantial annual limitation due to the ownership change limitations provided by the IRC Section 382 and similar state provisions.

11.    COMMITMENTS AND CONTINGENCIES

Legal proceedings

From time to time, the Company may become involved in legal proceedings arising in the ordinary course of business. The Company is not currently party to any legal proceeding the outcome of which, if determined adversely to the Company, would individually or in the aggregate, have a material adverse effect on its business, financial condition, or cash flows.

12.    RISK AND UNCERTAINTY

The COVID-19 pandemic has impacted and could further impact the Company's operations and the operations of the Company's customers, suppliers and vendors as a result of quarantines, facility closures, and travel and logistics restrictions. Though the Company's physical offices were closed at the start of the pandemic, the Company's infrastructure is not dependent on working in a central office or location.  Further, the Company provided support to employees to ensure they had access to all the relevant technology tools to facilitate the transition to fully remote work during the COVID-19 pandemic.  The extent to which the COVID-19 pandemic impacts the Company's business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to the effects of the COVID-19 pandemic on the Company's customers and suppliers. Even after the COVID-19 pandemic subsides, the Company may continue to experience adverse impacts to its business as a result of any economic recession or depression that has occurred or may occur in the future. Therefore, the Company cannot reasonably estimate the impact at this time.